Tidal Trust II

234 West Florida Street, Suite 700

Milwaukee, WI 53204

October 27, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II (the “Trust”)

File Nos. 333-264478, 811-23793

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 532 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Commission (Accession No.  0001999371-26-003483) on February 17, 2026, for the purpose of making material changes to the registration statement of the Quantify Absolute Income ETF (the “Fund”), an existing series of the Trust.

The Amendment was originally scheduled to become effective on April 18, 2026. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed for designating a later date upon which the Amendment would have become effective:

•	Post-Effective Amendment No. 576 (filed on April 17, 2026, Accession No. 0001999371-26-008483);
•	Post-Effective Amendment No. 584 (filed on April 24, 2026, Accession No. 0001999371-26-009039);
•	Post-Effective Amendment No. 599 (filed on May 8, 2026, Accession No. 0001999371-26-010252);
•	Post-Effective Amendment No. 611 (filed on May 21, 2026, Accession No. 0001999371-26-011245);
•	Post-Effective Amendment No. 619 (filed on June 4, 2026, Accession No. 0001999371-26-012025);
•	Post-Effective Amendment No. 657 (filed on July 2, 2026, Accession No. 0001999371-26-014132);
•	Post-Effective Amendment No. 701 (filed on July 31, 2026, Accession No. 0001999371-26-016555);
•	Post-Effective Amendment No. 737 (filed on August 28, 2026, Accession No. 0001999371-26-019197); and
•	Post-Effective Amendment No. 767 (filed on September 28, 2026, Accession No. 0001999371-26-021386).

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully also requests the withdrawal of each of the Delaying Amendments.

The withdrawal of the Amendment and each of the Delaying Amendments relates solely to the Fund. No securities were sold in connection with the Amendment or the Delaying Amendments. The Trust has determined not to proceed with the proposed material changes to the Fund, as was reflected in the Amendment that is being withdrawn.

If you have any questions or require further information, please contact David Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/ David Mathews

David Mathews

Senior Counsel II

Tidal Investments LLC, on behalf of Tidal Trust II